Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to ~~Rule 13a-16 or 15d-16 of~~
the ~~Securities~~ Exchange Act of 1934

August 20, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Index to Exhibits

Exhibit No.	Description
1	Letters dated August 14 and 19, 2002 to the NYSE with attachments.

Exhibit 1

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

August 14, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information are copies of recent announcements that were sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Sent to ASX via online on 13/08/2002

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

13 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Monday 12 August 2002, 400,000 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,753,665,663 ordinary shares of $1.00 each fully paid.

Now: 1,753,265,663 (decrease of 400,000) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,752,769,663 (decrease of 400,000) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Sent to ASX via
online on 14/08/02

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

14 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

On Tuesday 13 August 2002, 180,391 fully paid shares were registered in the name of Westpac Banking Corporation and cancelled in terms of Westpac's buyback offer which was first notified to the ASX on 8 May 2002.

Paid-up Capital

Previously: 1,753,265,663 ordinary shares of $1.00 each fully paid.

Now: 1,753,085,272 (decrease of 180,391) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is decreased to 1,752,589,272 (decrease of 180,391) $1.00 fully paid ordinary shares.

Since the record date of 13 June 2002, 496,000 $1.00 fully paid ordinary shares have been allotted upon exercise of options. These shares are ex-dividend until following next record date in November 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

14 August 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – General Management Share Option Plan

Options were granted on 12 August 2002, under Westpac's General Management Share Option Plan. Details are:

1.	Closing date of issue	9 August 2002
2.	Number of options issued	75,000
3.	Amount paid per option	Nil
4.	Issue price	$16.15

5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Subject to satisfaction of performance requirements as outlined in the Plan, options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (12 August 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited.
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

<u>BY FACSIMILE</u>

August 19, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Hastings Funds Management Limited

Media release

Sent to ASX via online on 19/08/02

19 August 2002

Westpac expands alternative investment capability with acquisition of Hastings Funds Management

Westpac Banking Corporation today announced it had entered into an agreement to acquire a majority shareholding in Hastings Funds Management, with a further agreement to fully acquire the company at the end of a three-year period.

Westpac has agreed to pay $36 million initially, for a 51% interest in Hastings. The price for the remaining 49% of the company will be determined when that interest is acquired and will be based on Hastings' financial performance.

Hastings will operate as a division of Westpac Institutional Bank. The current management and investment team and processes at Hastings will remain unchanged. Michael Fitzpatrick will continue in his role as Managing Director. The Chairman of Hastings will be a Westpac appointee.

Established in 1994, Hastings is a significant player in alternative funds management, encompassing infrastructure, private equity, timberland and high yield debt with approximately A$2billion in assets under management.

In addition to managing specific assets on behalf of investors, Hastings manages the Australian Infrastructure Fund, Utilities Trust of Australia, Queensland Infrastructure Fund, Hastings Yield Fund, Hastings Hancock International Timberland Fund and the Hastings Private Equity Fund. The role of the independent boards will remain unchanged.

Westpac's CEO David Morgan said: "The acquisition is an another step towards building a higher growth business. This transaction delivers capabilities in specialised funds management."

Group Executive, Westpac Institutional Bank, Mr Phil Coffey said: "Hastings complements the existing operations of Westpac Institutional Bank and cements a long standing corporate relationship between the two entities.

"The acquisition of Hastings is an important development in our regional growth strategy. It provides us with a platform for expansion in the specialised funds management sector and enables us to expand our service proposition to investors who participate in this segment of the market.

"The capacity to procure, underwrite and distribute assets in a seamless manner will be a distinct advantage of the combined group," Mr Coffey said.

Managing Director of Hastings Funds Management, Mr Michael Fitzpatrick, said: "Hastings welcomes Westpac as controlling shareholder. As our lead banker, Westpac has helped Hastings clients become some of the largest owners of alternative assets in Australia and we see that partnership continuing.

Westpac
Australia's First Bank

Hastings Funds Management Limited

"The new arrangement will provide Hastings with the tools that we believe we need in the infrastructure market going forward, particularly underwriting capacity, retail distribution and marketing, enhancing our offering to clients," he said.

Hastings has been a strong performer in the unlisted market with the Utilities Trust of Australia providing top quartile returns and the Hastings Yield Fund being ranked number one in the Mercer High Yield Survey over one, two and three years.

"The listed Australia Infrastructure Fund has returned to profit and now has an excellent future as a transport infrastructure fund. Our Timberland and Private Equity Funds have also had a great 12 months with private equity being 60 percent invested since its final closing 11 months ago," said Mr Fitzpatrick.

"Hastings' evolution from boutique to leading manager of alternative assets mirrors the growing acceptance of the sector amongst institutional investors.

"Hastings has been built on the support of the industry superannuation funds and their advisers, public sector superannuation funds and the foresight of Industry Fund Services, JANA Investment Advisers, Frontier Investment Consulting and others.

"We believe that with this partnership we can support our client base with access to a wider group of assets to match their long-term liabilities," he said.

Mr Coffey and Mr Fitzpatrick are confident that from their clients' perspective, key contact points will not change, however the combined service proposition will be greatly enhanced.

The transaction meets Westpac's strict acquisition and evaluation criteria.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Institutional Bank
Ph: 02 9284 8221
Mb: 0438 777 301

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Chris Bain
Associate Director – Marketing
Hastings Funds Management Limited
Ph: 03 9664 4554
Mb: 0410 301 221

Westpac
Australia's First Bank

Hastings Funds Management Limited

Media release

Sent to ASX via online on 19/08/02

19 August 2002

Westpac expands alternative investment capability with acquisition of Hastings Funds Management

Westpac Banking Corporation today announced it had entered into an agreement to acquire a majority shareholding in Hastings Funds Management, with a further agreement to fully acquire the company at the end of a three-year period.

Westpac has agreed to pay $36 million initially, for a 51% interest in Hastings. The price for the remaining 49% of the company will be determined when that interest is acquired and will be based on Hastings' financial performance.

Hastings will operate as a division of Westpac Institutional Bank. The current management and investment team and processes at Hastings will remain unchanged. Michael Fitzpatrick will continue in his role as Managing Director. The Chairman of Hastings will be a Westpac appointee.

Established in 1994, Hastings is a significant player in alternative funds management, encompassing infrastructure, private equity, timberland and high yield debt with approximately A$2billion in assets under management.

In addition to managing specific assets on behalf of investors, Hastings manages the Australian Infrastructure Fund, Utilities Trust of Australia, Queensland Infrastructure Fund, Hastings Yield Fund, Hastings Hancock International Timberland Fund and the Hastings Private Equity Fund. The role of the independent boards will remain unchanged.

Westpac's CEO David Morgan said: "The acquisition is an another step towards building a higher growth business. This transaction delivers capabilities in specialised funds management."

Group Executive, Westpac Institutional Bank, Mr Phil Coffey said: "Hastings complements the existing operations of Westpac Institutional Bank and cements a long standing corporate relationship between the two entities.

"The acquisition of Hastings is an important development in our regional growth strategy. It provides us with a platform for expansion in the specialised funds management sector and enables us to expand our service proposition to investors who participate in this segment of the market.

"The capacity to procure, underwrite and distribute assets in a seamless manner will be a distinct advantage of the combined group," Mr Coffey said.

Managing Director of Hastings Funds Management, Mr Michael Fitzpatrick, said: "Hastings welcomes Westpac as controlling shareholder. As our lead banker, Westpac has helped Hastings clients become some of the largest owners of alternative assets in Australia and we see that partnership continuing.

Westpac
Australia's First Bank

Hastings Funds Management Limited

"The new arrangement will provide Hastings with the tools that we believe we need in the infrastructure market going forward, particularly underwriting capacity, retail distribution and marketing, enhancing our offering to clients," he said.

Hastings has been a strong performer in the unlisted market with the Utilities Trust of Australia providing top quartile returns and the Hastings Yield Fund being ranked number one in the Mercer High Yield Survey over one, two and three years.

"The listed Australia Infrastructure Fund has returned to profit and now has an excellent future as a transport infrastructure fund. Our Timberland and Private Equity Funds have also had a great 12 months with private equity being 60 percent invested since its final closing 11 months ago," said Mr Fitzpatrick.

"Hastings' evolution from boutique to leading manager of alternative assets mirrors the growing acceptance of the sector amongst institutional investors.

"Hastings has been built on the support of the industry superannuation funds and their advisers, public sector superannuation funds and the foresight of Industry Fund Services, JANA Investment Advisers, Frontier Investment Consulting and others.

"We believe that with this partnership we can support our client base with access to a wider group of assets to match their long-term liabilities," he said.

Mr Coffey and Mr Fitzpatrick are confident that from their clients' perspective, key contact points will not change, however the combined service proposition will be greatly enhanced.

The transaction meets Westpac's strict acquisition and evaluation criteria.

Ends.

For Further Information

Liz McGrath
Media Relations
Westpac Institutional Bank
Ph: 02 9284 8221
Mb: 0438 777 301

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Chris Bain
Associate Director – Marketing
Hastings Funds Management Limited
Ph: 03 9664 4554
Mb: 0410 301 221

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 20, 2002

By: ______________________
Manuela Adl
Sr. Vice President & COO